

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 11, 2010

Todd E. Wille
Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661

      **Re: Unify Corporation
               Preliminary Information Statement on Schedule 14C
               Filed July 19, 2010
               File No. 001-11807**

Dear Mr. Wille:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Maryse Mills-Apenteng
                        Special Counsel